FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to section 17(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utilities
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person Lindner III Carl H.	2. Date of Event Requiring Statement Month/Day/Year. February 4, 2003	4. Issuer Name and Ticker or Trading Symbol INFINITY PROPERTY & CASUALTY CORPORATION (IPCC)
(Last) (First (Middle)		5. Relationship of a Reporting Person(s) to Issuer		6. If Amendment, Date of Original (Month/Day/Year)
One East Fourth Street	3. IRS or Social Security Number of Reporting Person (Voluntary)	Check all applicable) __ X__ Director ________ 10% Owner
Cincinnati Ohio 45202		______ Officer ________ Other (Specify (Give Title Below)		7. Individual or Joint/Group Filing (check applicable line) _X__ Form filed by One Reporting Person _____ Form filed by More than One Reporting
(City) (State) (Zip) Table 1 - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 3)		2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock		0	D
Common Stock		20,347,083	I	#1

FORM 3 (continued)	Table II - Derivative Securities Aquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Date Exercisable and Expiration Date Month/Day/Year		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion of Exercise Price of Derivative Security	5. Ownership form of Derivative Security	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-	Expira-tion date		Amount or Number		Direct (D) or Indirect (I)
	cisable		Title	of Shares		(Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

Indirect #1    These Shares are held by American Financial Group, Inc. ("American Financial") and its subsidiaries. The Reporting Person is an officer, director and significant shareholder of American Financial. The Reporting Person disclaims beneficial or pecuniary interest in the Infinity Property and Casualty Corporation equity securities held by American Financial.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v)
** Intentional mistatements or omissions of facts constitute Federal Criminal Violations.	___Karl J. Grafe______________ February 4, 2003
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	** Signature of Reporting Person Date Carl H. Lindner III
Karl J. Grafe, as Attorney-in-Fact

Note:   File three copies of this Form, one of which must be manually signed.
        If space provided is insufficient, see Instruction 6 for procedure.

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